Exhibit 99.1

3 April 2023

Biodexa Pharmaceuticals PLC

(“Biodexa” or the “Company”)

Issue of Pre-Funded Warrants

Biodexa Pharmaceuticals PLC (AIM: BDRX.L; Nasdaq: BDRX), a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines, announces that, in accordance with the terms of previously issued Pre-Funded Warrants and the associated Price Adjustment Mechanism under the Private Placement, it has issued an additional 10,508,394 Pre-Funded Warrants, calculated by dividing the aggregate subscription amount by 90% of the average of the daily volume weighted average prices of the five trading days prior to the date of this announcement. The issue of such Pre-Funded Warrants results in the total number of Pre-Funded Warrants issued under the Private Placement being 12,444,558, accounting for the Company’s completed Consolidation and Ratio Change, as detailed in its circular dated 7 March 2023

Each Pre-Funded Warrant is immediately exercisable into one new ADS (equivalent to five new Ordinary Shares) with an exercise price of US$0.0004.

Unless otherwise defined, capitalised terms used in this announcement have the same meanings as ascribed to them in the Company’s circular dated 7 March 2023.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014, as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

For more information, please contact:

Biodexa Pharmaceuticals PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)29 2048 0180
www.biodexapharma.com

Strand Hanson Limited (Nominated Adviser and Broker)
James Dance / Matthew Chandler / Rob Patrick
Tel: +44 (0)20 7409 3494

IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations) Alyssa Factor Tel: +1 (860) 573 9637 Email: afactor@edisongroup.com

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (dual listed on AIM: BDRX; and NASDAQ: BDRX) is a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Biodexa’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Biodexa’s headquarters and R&D facility is in Cardiff, UK.

Forward-Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. The Company wishes to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that the Company shall file from time to time or announcements that may be made by the Company in accordance with the London Stock Exchange’s AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning the Company are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, the Company does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.